Fran Stoller
Partner

345 Park Avenue	Direct	212.407.4935
New York, NY 10154-1895	Main	212.407.4000
	Fax	212.214.0706
	fstoller@loeb.com

July 31, 2007

John Reynolds, Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stone Tan China Acquisition Corp.
Form S-1 Registration Statement
File No. 333-142729

Dear Mr. Reynolds:

On behalf of our client, Stone Tan China Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (No. 333-142729) (together, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

Amendment No. 3 is being filed to respond to the comments set forth in the Staff’s letter dated July 27, 2007 (the “Staff’s Letter”). In order to facilitate your review of Amendment No. 3, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment
Number	Response

General

1.

Please revise the first words of the first full paragraph on page two and where appropriate to indicate that you do not “intend to pursue” instead of “will not pursue” to clearly reflect other disclosure in that paragraph and elsewhere.

As discussed with the Staff, the disclosure makes a distinction between existing affiliated or portfolio companies and future ones. The “will not” language applies to the former, while the “does not intend to” language applies to the latter. We have clarified this fact by adding the phrase “on the other hand” to the beginning of the third sentence of the applicable paragraph on pages 2 and 72.

2.

We note your response to prior comment seven and the revised disclosure on pages two and 56. Please revise to disclose what factors you will consider in determining whether to hire an investment bank that seeks to limit the ability of shareholders to rely on its opinion. We note that the provision to hire an investment bank is presented as an additional assurance to shareholders in the event the company seeks to acquire an affiliated entity.

After discussion with the Staff, we have revised the disclosure on pages 2 and 56 to state that the Company will consider cost in determining whether to hire an investment bank that would not seek to limit reliance on its opinion and will do so unless such cost is substantially (approximately $50,000) in excess of what it would be otherwise.

3.

We note your response to prior comment 10. We are not, however, able to locate disclosure that your executive officer and directors must first present business opportunities to all the companies with which they are affiliated. Please revise accordingly.

The disclosure referenced in our response to prior comment 10 was inadvertently omitted from the last filing and is now contained in Amendment No. 3 under the referenced risk factor.

4.

Regarding your response to prior comment 13, we are unable to locate a risk factor with the title you have indicated. Please revise accordingly and clarify, if true, that a shareholder will not be able to acquire or resell your shares in the identified states instead of using the language “may not be able.”

The title of the risk factor in our response to prior comment 13 was incorrect. The name of the risk factor is “Resales of the shares may be limited in Alaska, Arizona, Idaho, Oregon, Utah and Washington.” The disclosure under the first bullet point in the risk factor has been revised to change the reference from “may not” to “will not.” This risk factor has been moved to immediately follow the risk factor referenced in our response to comment 5 below.

5.

Also, please revise to identify the 11 jurisdictions in which you are conducting this offering, and clearly disclose, if true, that retail investors from other states are not permitted to purchase in the offering.

The risk factor referenced in our response to comment 4 above relates to resales of the Company’s securities. The risk factor entitled “If you are not an institutional investor, you may purchase our securities in this offering only if you reside within certain states and may engage in resale transactions only in those states and a limited number of other jurisdictions” on page 34 of Amendment No. 3 already contains the jurisdiction disclosure requested in the Staff’s Letter. The fact that retail investors from other states are not permitted to purchase units in the offering has been added in response to the Staff’s comment.

6.

We note your response to prior comments 14 and 15. The revised disclosure on page 54 provides an “example” of a contractual arrangement that the company believes would meet the requirement of a business combination as defined in the letter agreements. Please revise to describe what contractual terms, at a minimum, must be included as party of a proposed transaction in order to comply with the letter agreement’s definition of business combination.

The disclosure on page 54 has been expanded to state that at a minimum, any contractual arrangement would need to provide the Company with (i) effective control over the target’s operations and management either directly through board control or through affirmative and/or negative covenants and veto rights with respect to matters such as entry into material agreements, management changes and issuance of debt or equity securities, among other potential control provisions and (ii) a sufficient level of economic interest to ensure that the Company satisfies the 80% net asset test described in the Registration Statement.

7.

In this regard, we note the terms “substantial control” and “substantial portion of the economic benefits,” which suggest levels of control and economic benefits that are less than full and possibly less than 50%. The risk factor on page 26, however, refers to a transaction that provides “full economic benefits and control of full direct ownership.”Where you provide further clarification to the minimum level of control and economic benefits that must be transferred in order to meet the letter agreements’ definition of a business combination, please provide the responsive disclosure in quantitative and qualitative terms.

The term “substantial control” has been replaced with “effective control” to more clearly state that at a minimum, any contract the Company would enter into would need to provide it with control over the target’s operations and management. The disclosure regarding the economic benefits the Company would seek has been revised and clarified to reflect that the economic interest the Company receives would be of a level sufficient to enable the Company to meet the 80% net asset test for a business combination.

8.

Also, we note that, unlike a traditional acquisition of at least 51% of the voting interests of a target company, it may be difficult to determine the value of a contractual arrangement. Please revise to more clearly address how you would ascribe a value to a proposal under the 80% test.

The Company has advised that in the event a business combination provides for “effective control” of the target’s operations and management through a contractual arrangement, it will obtain an independent appraisal from an investment bank or industry expert for the purposes of determining its fair value and ensuring the Company meets the 80% of net asset test. This fact has been added to the disclosure on pages 54 and 55.

9.

We reissue prior comment 16 from our July 6, 2007 letter. In this regard, we note your statement that there are no fiduciary obligations to the entities. However, you state on pages 21 and 35 that Messrs. Stone and Tan “may have conflicting fiduciary obligations” and “will have conflicting fiduciary duties.” Please revised Proposed Business to provide the disclosure required in prior comment 35 from our June 8, 2007 letter. Please use an appropriate heading such as “Conflicts of Interest.” Your revised disclosure on pages 21, 35 and elsewhere should consistently present the existence of current fiduciary conflicts in the present tense or “will” instead of “may.”

Further to our discussion with the Staff, the disclosure has been revised to remove the words “for example” in reference to the affiliations of the executive officer and directors which could raise potential conflicts of interest and to clarify that any other affiliations such individuals have will not give rise to any such conflicts.

10.

We note your response to prior comment 18. Please revise to explain the basis of your belief that your directors and executive officer are capable of funding a shortfall in your trust account, given that they have not verified their own net worth. To the extent reasonably practicable, provide quantified disclosure of “substantial means” and the estimated shortfalls as anticipated in the event the trust amount is reduced.

Further to our discussion with the Staff, the disclosure has been revised to remove the mitigating language regarding the Company’s knowledge and to state that the executive officer and directors are of substantial means and capable of funding any shortfall in the trust account.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935 or Giovanni Caruso at (212) 407-4866.

Sincerely,

/s/ Fran Stoller

Fran Stoller
Partner